TNT DESIGNS, INC.
300 Center Avenue
Bay City, MI 48708
(989) 509-5954


August 18, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention: Cathy Baker or James Lopez for John Reynolds

Re:	TNT Designs, Inc. (the "Company")
Schedule 14C
File No. 333-121787
Filed on July 28, 2009

Dear Ms. Baker or Mr. Lopez:

On behalf of the Company, please find a response to the Commission's letter of August 4, 2009. For ease of review, the Commission's comment is set forth immediately prior to the Company's response.

Authorization of Additional Shares of Common Stock, page 14

1. We note the statement under the subheading "Authorization of Additional Shares of Common Stock" that future issuances of common stock with the $7.00 par value may have the effect of diluting the earnings per share and book value per share. Please revise to briefly explain the difference between book value and par value, clarify that the company's book value is currently significantly below $7.00 per share, and disclose, if true, that the change in par value does not affect book or market value.

Response

The Company has amended its Preliminary Information Statement on Schedule 14C so that upon ratification of the proposals to re-domicile the Company and to increase the Company's authorized common stock; the par value of the Company's common stock will remain unchanged at $0.0001. The Company has further modified the proposal to increase the Company's authorized common stock to set forth the specific designation, rights and preferences for two classes of preferred stock sought to be created.

In connection with the foregoing responses, the Company acknowledges that:

*	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
*	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,
TNT Designs, Inc.

/s/ Nitin Amersey
Nitin Amersey
Corporate Secretary and Treasurer

Cc: Baratta, Baratta & Aidala LLP















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